Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

China LianDi Clean Technology Engineering Ltd.	BVI

Hua Shen Trading (International) Ltd.	Hong Kong

Petrochemical Engineering Ltd.	Hong Kong

Bright Flow Control Ltd.	Hong Kong

Beijing JianXin Petrochemical Technology Development Ltd.	PRC